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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                           Petroleum Geo Services ASA
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                                (Name of Issuer)

Common Stock, nominal value NOK5 per share, and American Depositary Shares, each representing one share of Common Stock
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                         (Title of Class of Securities)

                                    7165 9710
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                                 (CUSIP Number)

                                 Erlend Grimstad
                                 Umoe Invest AS
                                    PO Box 60
                                 N-1324 Lysaker
                                     Norway
                            (tel: 011 47 67 11 0800)
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                  (Name, Address and Telephone Number of Person
                Authorised to Receive Notices of Communications)

                                 August 23, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.   7165 9710                     Page   2   of   5   Pages
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1      NAMES OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Umoe Invest AS (IRS No. N/A)
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a) / /
       (b) / /
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3      SEC USE ONLY


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4      SOURCE OF FUNDS (See Instruction)

       WC
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5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) / /


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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Norway
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                      7      SOLE VOTING POWER

 NUMBER OF SHARES            11,438,900
   BENEFICIALLY      -----------------------------------------------------------
  OWNED BY EACH       8      SHARED VOTING POWER
 REPORTING PERSON
       WITH                  None
                     -----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             11,438,900
                     -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             None
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,438,900
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    / /
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.07%
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14     TYPE OF REPORTING PERSON (See Instructions)

          IV (Non-US Investment company)
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CUSIP No.   7165 9710                     Page   3   of   5   Pages
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ITEM 1 SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value NOK 5 per share of Petroleum Geo Services ASA , a company organized under the laws of Norway ("PGS"). The principal offices of PGS are located at Strandveien 4, 1366 Lysaker, Norway.

ITEM 2 IDENTITY AND BACKGROUND

This statement is being filed by Umoe Invest AS ("Umoe"), a company organized under the laws of Norway. Umoe is an investment company with its principal office located at Strandveien 18, 1324 Lysaker, Norway.

During the past five years, Umoe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has it been or is it now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Funds for Umoe's open market transactions of an aggregate of 11,438,900 shares of common stock of at an aggregate price of NOK 52,513,469.45 come from working capital and not from borrowed funds.

ITEM 4. PURPOSE OF TRANSACTION

Umoe acquired its primary beneficial ownership interest in the Company by an open market transaction on August 23, 2002 through a purchase of 10,400,000 shares of Common Stock for a price of NOK 4.525 per share and two subsequent open market purchases of Common Stock on September 17, 2002 for 745,000 shares for a price of NOK 5.139 per share and for 293,900 shares at a price of NOK
5.527 per share, respectively, all of which were effected over the Oslo Stock Exchange. The purpose of the acquisitions of PGS Common Stock was to obtain an equity interest in PGS for investment purposes.

Umoe has exercised its right as a shareholder under Norwegian law to require PGS to serve notice of an extraordinary general meeting to consider a proposal for the election of a new board of directors of the Company. In the extraordinary general meeting, held on 27 September 2002, Jens Ulltveit-Moe of Umoe was elected as chairman of the board of directors of the Company.


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CUSIP No.   7165 9710                     Page   4   of   5   Pages
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Umoe may, subject to market conditions and the interests of the company, retain its holding, dispose of all or portion of its holding from time to time or acquire additional Common Stock of PGS from time to time in the open market.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Based upon information provided by PGS, there are 103,345,987 shares of Common Stock issued and outstanding as of December 18, 2002.

In the past 60 days, Umoe has not purchased any further shares of PGS Common Stock. As of December 18, 2002, (i) Umoe beneficially owns 11,438,900 shares of Common Stock, or 11.07% of the issued and outstanding shares of Common Stock. Umoe has the sole power to vote and dispose of all such shares of Common Stock beneficially owned by it.

No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the PGS Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No documents are required to be described under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No documents are required to be filed as exhibits to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         December  20, 2002            /s/ ERLAND GRIMSTAD
-----------------------------------    -----------------------------------------
         Date                          Erland Grimstad, Executive Vice President


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CUSIP No.   7165 9710                     Page   5   of   5   Pages
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      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)